PARALLEL FLIGHT TECHNOLOGIES, INC.

A Delaware corporation



ANNUAL REPORT

FOR ANNUAL PERIOD

ENDING DECEMBER 31, 2021

450 MCQUAIDE DRIVE
La Selva Beach, CA. 95076
www.parallelflight.com

THE COMPANY AND ITS BUSINESS

This discussion should be read in conjunction with the other sections of this Report, including "Risk Factors," "Management's Discussion and Analysis of Financial Condition and Results of Operations," and the Financial Statements attached and the related exhibits. The various sections of this discussion contain a number of forward-looking statements, all of which are based on our current expectations and could be affected by the uncertainties and risk factors described throughout this Report.

Introduction

Parallel Flight Technologies is powering vertical lift to new heights and beyond by offering scalable, agile, mission critical solutions for dynamic environments.

Company Origins. Parallel Flight Technologies, INC. (PFT) is a tech startup (C Corp) based near Santa Cruz, California that was founded in 2018 in response to terrible wildfires that devastated California in 2017 and 2018. Cofounders are Joshua Resnick (CEO), David Adams (Director of Operations) and Robert Hulter (Director of Software + Controls).

Core Technology. PFT is founded on a patented Parallel Hybrid Electric Multirotor (PHEM) propulsion architecture which we believe will enable its autonomous aerial vehicles (drones) to carry heavier payloads significantly farther than the current state of the art. Our core technology can also be scaled and applied via hybridization to compatible competitor aircraft to increase flight duration exponentially, an industry advantage of PFT. Furthermore, our propulsion architecture can be adapted to work with numerous fuel types, and comes with inherent safety redundancies that conventional hybrid and electric architectures cannot replicate. PFT aims to leverage its core technology to revolutionize the UAS industry worldwide over the next five years. Ultimately, we believe the value of our propulsion technology and high quality UAS platforms will be recognized and regarded as one of the leading hybrid electric propulsion architectures for next generation rotorcraft and hybrid UAS platforms.

Mission. PFT's mission is to develop next generation unmanned aerial systems (UASs or drones) with expanded capabilities to save lives, property, and the environment. We are working closely with federal, state, and local fire agencies to build autonomous systems for firefighting. Providing wildland firefighters with an advanced aerial ignition and tactical resupply platform to allow for safer and more effective operations is just one of our target market objectives. We believe that the largest market for this technology includes industrial logistics applications such as renewable energy, environmental protection, mining, and energy projects. Other large markets include medical logistics and remote logistics. Tactical military applications such as troop resupply also exist for this technology.

Development Path. Parallel Flight has rapidly built a world class team to take our product from early prototypes, to prove out and de-risk the technology, to reliable and production ready systems that are capable of introducing this new technology to the market. We have been able to quickly develop custom systems with a boot-strapped budget and prove, not only flight viability, but a system that has demonstrated full autonomous missions and is ready for custom mission development with customers.

Our systems began with smaller prototypes that were used for drivetrain development and iteration. These included small engines and electric motors to prove drivetrain concept viability. As our systems were iterated on, the size and power of each set of components were also increased which simultaneously increased the usability of the system and proved that the solutions are scalable.

In merely 4 years, we have achieved 4 aircraft iterations, introduced a new drivetrain control technology and proved the viability of a parallel hybrid architecture. We have created a platform that is scalable to larger configurations, and is more maintainable in the field than comparable platforms. Our architecture is poised to disrupt the heavy lift drone market that is calling for longer flight times and larger payloads. As missions are expanded and developed for heavy lift systems, Parallel Flight is poised to address an underserved market with this unique technology.



Beta Hybrid Power Module

Beta Parallel Hybrid Aircraft Milestones
In addition to our core Parallel Hybrid technology, we have developed new technology to improve safety for large unmanned systems, including a novel system which enables aircraft to continue flying in the case of engine failures. The first phase of this development was funded by a NASA SBIR Phase 1 grant. We have successfully demonstrated the system on a test-stand, in fulfillment of the grant deliverables and have also been awarded a patent covering key aspects of this technology.

Under an NSF SBIR Phase 1 grant, a robust control strategy for the UAS was identified, the ability to maintain stability control under different failure conditions was confirmed, and successful strategies to quantify and address the effects of Center of Gravity / Mass Moment of Inertia variation were developed. The simulation technology and control methods developed under this Phase 1 project lay the groundwork for dynamic tuning techniques and Phase 2 prototyping methods needed to successfully commercialize a parallel hybrid multirotor UAS.

Under a USDA SBIR Phase 1, PFT demonstrated the feasibility of integrating our heavy-lift, parallel hybrid UAS with a scaled-up Plastic Sphere Dispenser (PSD) technology to expand existing operational capabilities for UAS based aerial ignition. PFT also successfully demonstrated a working integration of the PSD with our all-electric UAS platform that met all the target objectives of the project. The research indicates that our scaled-up aerial ignition solution will enable the prescribed burning of more acres, increased safety for personnel, and expanded capabilities for backburning operations on active wildfires.

Our technology has major differentiators from competitive technologies. Heavy lift electric drones are limited to very short flight times of approximately 15 minutes or less. Serial hybrid systems which include a gas-powered generator, can have hours of flight time, but suffer from poor efficiency and poor payload capability. Our unique solution delivers both higher theoretical efficiency, long flight times, and heavy payload capability. We have completed the design and testing of this beta aircraft and all subsequent testing results have been used to generate specifications and feed future designs of the next generation of aircraft.

Along with de-risking our parallel-hybrid beta system, we have successfully demonstrated other capabilities that are key to drone logistics operations. These include: fully autonomous flights, remotely triggered payload drop actuation, a payload platform that is easy for operators to interact with and design for, a fully integrated IP mesh network that allows for EO/IR live feeds, and a platform that is scalable and ready for future propulsion development.



Beta Parallel Hybrid Unmanned Aircraft System



Beta Parallel Hybrid Unmanned Aircraft System in Flight



PFT Team with Beta Aircraft

Next Generation Drivetrain Development. Along with the flight learnings that were developed during the Beta program, the team has worked tirelessly to bring a next generation drivetrain technology to the aircraft. This new iteration of the drivetrain has improved reliability, will incorporate an integrated clutch, and simplifies maintenance and manufacturability of the drivetrain. This drivetrain is currently being tested at PFT headquarters successfully with hundreds of hours of runtime.

Firefly Product Sample. Learnings from the Beta program have been used to develop a new airframe that incorporates improved hardware designs aimed at reliability and ease of manufacturing. Building a serviceable and reliable system is one of the primary goals of Parallel Flight and this system is the next step in that design cycle. Notable changes in this new architecture will be formally released later this year but include a new fuel system, parachute, and an instrumentation nose cone. The first airframe is currently being built at headquarters and will be in testing with first flight targeted in Q2 of 2022. This first sample aircraft will be used to drive final changes to the product with intended product release in Q1 of 2023, barring any logistics and supply chain issues resulting from global economics.

Partnerships. In tandem with key government partners, Parallel Flight is actively engaging with strategic Industry partners to address various needs spanning across multiple verticals.

- Parallel Flight has been working with industry partners to develop and integrate a large-scale UAS based aerial ignition solution for prescribed burning and fire suppression operations.
- Parallel Flight has obtained a commitment of support from key government and private sector participants to collaboratively develop advanced simulation capabilities crucial to Parallel's future development and training objectives in line with federal interagency fire standards and protocols.
- Parallel Flight is actively engaged in discussions with leading agencies and service providers to explore long-term technology development and evaluation partnership opportunities in the fire mitigation, fire defense, conservation, precision agriculture, public safety, and energy sectors.

Accomplishments

Since our last offering, Parallel Flight has reached multiple milestones:
- Our ongoing test program has flown our drones fully autonomously with up to 100lbs of payload.
- We have increased customer traction with over 30 LOI's signed
- We are launching Parallel Flight Europe BV, a Drone as a Service (DAAS) company in Europe.
- Successfully identified simulation and control methods for our Parallel Hybrid Electric Multirotor (PHEM) UAS Under an NSF Phase 1 grant and laid the foundation for our advanced simulation training project.
- Submitted an NSF Phase 2 proposal to build first of its kind robust advanced simulation development and customer training capabilities for UAS pilots in partnership with Drone Amplified, Grayback Forestry, Colorado Center of Excellence, and the Department of Interior's Office of Aviation Services.
- Funded by USDA SBIR Phase 2 award to integrate our Firefly UAS platform with Drone Amplified's scaled-up IGNIS aerial ignition system to create a next-gen controlled burn solution for federal agencies.
- Entered agreement with Lift Aircraft for the hybridization of their manned HEXA platform.

- Selected as the drone of choice for Project Vesta: a rapid wildfire detection and response pilot project led by the Naval Postgraduate School, focused on integration of numerous innovative fire technology partners.

Addition of new team members + advisors:
- **Chris Krajewski, Adviser** - 30+ years of aviation and energy leadership and former Senior Executive with CHC Helicopters - Leading Parallel Flight's new European subsidiary
- **Russell Hill, Chief IP Counsel** - Former CHC Helicopters Chief Compliance executive, VP Legal & Chief IP Counsel for Lenovo, Deputy General Counsel for Logitech
- **Dorian West, Adviser** - Former Tesla Director of Engineering
- **Al Schoepp, Adviser** - Product and technology development engineer in industrial robotics

Government Regulation

The regulation of small UAS for commercial use in the United States is undergoing substantial change and the ultimate treatment is uncertain. In 2006, the Federal Aviation Administration (the "**FAA**") issued a clarification of its existing policies stating that, in order to engage in commercial use of small UAS in the U.S. National Airspace System, a public operator must obtain a Certificate of Authorization (a "**COA**") from the FAA, to fly in restricted airspace. The FAA's COA approval process requires that the public operator certify the airworthiness of the aircraft for its intended purpose, that a collision with another aircraft or other airspace user is extremely improbable, that the small unmanned aircraft system complies with appropriate cloud and terrain clearances and that the operator or spotter of the small unmanned aircraft system is generally within one half-mile laterally and 400 feet vertically of the small unmanned aircraft system while in operation. Furthermore, the FAA's clarification of existing policy stated that the rules for radio-controlled hobby aircraft do not apply to public or commercial use of small UAS. On February 14, 2012, the FAA Modernization and Reform Act of 2012 was enacted, establishing various deadlines for the FAA to allow expanded use of small UAS for both public and commercial applications. On June 21, 2016, the FAA released its final rules regarding the routine use of certain small UAS (under 55 pounds) in the U.S. National Airspace System pursuant to the act. The rules, which became effective in August 2016, provide safety regulations for small UAS conducting non-recreational operations and contain various limitations and restrictions for such operations, including a requirement that operators keep UAS within visual-line-of-sight and prohibiting flights over unprotected people on the ground who are not directly participating in the operation of the UAS. The Small Unmanned Aircraft System Rule (14 CFR part 107) is only applicable to unmanned aircraft that weigh less than 55 pounds at takeoff. Consequently, pursuant to Federal law, we will need FAA exemptions for certain commercial uses of our UAS. There are several different pathways to fly an unmanned aircraft that weighs 55 pounds or more including type certificate, 49 U.S.C 44807 Grant of exemption, special airworthiness certificate operations, and public aircraft operations. Because of the changing regulatory landscape and immaturity of regulations for UAS over 55 lb, we cannot assure you that UAS regulation will not impede our ability to sell our drones.

Intellectual Property

Parallel Flight Technologies is developing an IP strategy around its core patented PHEM technology, its hybrid power module, which was granted in 2021 (US 11,148,820). Further IP is planned to be filed in

2022. PFT recently hired Russel Hill to lead its IP division. Russ brings 25+ years of experience as an international law firm partner and in-house legal and compliance executive with a stellar record of aggressively defending IP in litigation. He's been the chief IP counsel at Lenovo, CHC Helicopter and Logitech. At the latter two, Russ also served as deputy general counsel and chief compliance officer. PFT has been approached by IP holders to determine if PFT's product infringes other patents. Legal review by 3 independent firms has concluded that our IP is secure. PFT meets weekly with Kilpatrick Townsend, its experienced IP counsel, and will continue to follow guidance to protect its IP. To date, counsel has not identified any IP that it deems necessary for PFT to acquire in order to continue its business pursuits.

Competitors and Industry

We compete with larger, more established companies who currently have UAS on the market and/or various product development programs, including, but not limited to, Yamaha, Griff Aviation, Top Flight Technologies, Boeing, Aerones, Watts Innovation, Harris Aerial, Forvola, Bell and LaFlamme. The systems available on the market are helicopters, multi-rotors, or VTOL aircraft with all-electric, combustion or serial hybrid powertrains. We believe that the hybrid technology we are developing has advantages over all these types in terms of payload-to-weight ratio, duration, and/or redundancy.

One advantage of the parallel hybrid solution over conventional helicopters is the potential for true redundancy and failsafe mechanisms. The ability to fly through an engine failure and safely land the aircraft, without performing a complex autorotation will likely be a major selling point. Another advantage is ease of maintenance and maintenance cost. Our system is modular and hybrid power modules can easily be swapped out in the field, which will minimize downtime. Modules can be sent individually to a remanufacturing center, which will lower maintenance costs, as opposed to having highly skilled, high-cost technicians in the field.

Employees

We currently have 14 full-time and 3 part-time employees.

Property

Parallel Flight Technologies main facility is located at 450 McQuaide Drive, Watsonville, CA. PFT is renting space from Airspace Integration, which is a drone and aviation business hub. The facility includes shop space, office space, a large, outdoor drone test range, as well as a runway and access to class G airspace.



Shop space (left), and runway at Airspace Integration (right)



Outdoor drone test area

Machine Shop: In addition to the main shop and office location, Parallel Flight also has access to additional lab space and a machine shop. The company has access to two 3-Axis vertical CNC mills, three 3D printers (two prusa i3mk3s and one fusion 3 f410), three manual lathes, mig, tig, plasma, and stick welding equipment, and an electronics test lab. The newest of the machines to enter the workshop is the 3 axis 4' x 4' Laguna Swift CNC router. This CNC table is capable of cutting all of our Carbon fiber as well as aluminum parts to manufacture our aircraft in house if need be. We can iterate designs and experiment with concepts faster than ever before with this piece of equipment at our disposal. In addition to these physical assets, PFT has access to several important software assets including SolidWorks 2019 premium with FEA licenses, PDM for CAD version control, Matlab, Veronte Pipe for flight controller design, Xplane for HIL simulation, Altium schematic and PCB design software, STM32 toolchain for embedded development, custom Python scripts for data acquisition and analysis and test electronics. We also have access to Labview. This software includes motor control, simulation, FPGA and other relevant packages. Using these resources, PFT has developed a proof-of-concept aircraft, multiple instrumented test-stands, and Hybrid Power Modules.

Mega Cell: Parallel Flight Technologies is in the final stages of building out a large test container that will allow them to test eight power modules simultaneously. The architecture is set up to allow two separate quadcopters to be tested at once, or to be linked together in an octocopter fashion. The Mega Cell is outfitted with drone level equipment to test all aspects of the product (fuel lines, connectors, engines, etc), as well as dedicated monitoring systems, and monitoring software for each power module. The data generated from the mega cell will be used to develop high fidelity simulations of our UAS capabilities and limitations.

Parallel Flight has obtained a Certificate of Waiver or Authorization (COA) from the FAA via our partnership with Alaska Center for UAS Integration (ACUASI) to operate our >55lbs UAS in the airspace around our facility in La Selva Beach, CA.

Legal Proceedings

We are currently not a party to or involved in any litigation, and our management is not aware of any pending or threatened legal actions.

Previous Offerings

We have engaged in the following securities offerings during the last three years:

During the years ended December 31, 2021 and 2019, we sold 84,696 and 711,776 shares of Class A Common Stock shares through a Regulation Crowdfunding offering for gross proceeds of 110,417 and $956,558, respectively. We used the proceeds for operations.

During the year ended December 31, 2021, we sold 184,625 shares of Class Common Stock through a Regulation A offering for gross proceeds of $862,199. We used the proceeds for operations.

During the year ended December 31, 2021, we sold 125,251 shares of Class B Common Stock through a Regulation D offering for gross proceeds of $321,651.

During the year ended 2020, we issued 175,357 options to purchase Class A Stock Units to various employees having a purchase price of $1.40 per share.

During the year ended 2021, we issued 25,000 Restricted Class A Stock Units to various employees having a purchase price of $4.67 per share.

During 2021, we issued an aggregate of options to purchase 131,241 Class A Shares having exercise prices of $4.67 per share.

Current Offering

We are currently engaged in an offering under Regulation A+ in which we are seeking to raise up to $5,000,000 through the sale of up to 221,237 shares of our Class B Common Stock (the "Class B Shares"), par value $0.0001 per share, at a price of $22.60 per share, plus certain bonus shares that may be issued in connection therewith. As of March 31, 2022, we had sold approximately, 33,730 Class B Shares in such offering.

RISK FACTORS

Investing in our Class B Shares involves risk. In evaluating us and an investment in our Class B Shares, careful consideration should be given to the following risk factors, in addition to the other information included in this Report. Each of these risk factors could materially adversely affect our business, operating results or financial condition, as well as adversely affect the value of an investment in our Class B Shares. We are still subject to all the same risks faced by all companies in our industry, and to which all such companies in the economy are exposed. These include risks relating to economic downturns, political and economic events and technological developments (such as cyber-security). Additionally, early-stage companies are inherently riskier than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

Our financial statements include a going concern note.

Our ability to continue as a going concern for the next twelve months is dependent upon our ability to generate sufficient cash flows from operations to meet our obligations, and/or to obtain additional capital financing from investors and/or third parties. No assurance can be given that we will be successful in these efforts. These factors, among others, raise substantial doubt about our ability to continue as a going concern for a reasonable period of time.

We depend on certain key personnel and must attract and retain additional talent.

Our future success depends on the efforts of key personnel and consultants, including, Joshua Resnick, our chief executive officer, president and director, Robert Hulter, our lead software engineer, secretary and director, and David Adams, our treasurer, director, and lead product engineer. As we grow, we will need to attract and hire additional employees in sales, marketing, design, development, operations, finance, legal, human resources and other areas. Depending on the economic environment and our performance, we may not be able to locate or attract qualified individuals for such positions when we need them. We may also make hiring mistakes, which can be costly in terms of resources spent in recruiting, hiring and investing in the incorrect individual and in the time delay in locating the right employee fit. If we are unable to attract, hire and retain the right talent or make too many hiring mistakes, it is likely that our business will suffer from not having the right employees in the right positions at the right time. This would likely adversely impact the value of your investment.

The operation of Unmanned Aircraft Systems ("UAS") in urban environments may be subject to risks, such as accidental collisions and transmission interference, which may limit demand for our drones in such environments and harm our business and operating results.

Urban environments may present certain challenges to the operators of UAS. UAS may accidentally collide with other aircraft, persons or property, which could result in injury, death or property damage and significantly damage the reputation of and support for UAS in general. As the usage of UAS has increased, the danger of such collisions has increased. In addition, obstructions to effective transmissions in urban environments, such as large buildings, may limit the ability of the operator to utilize the aircraft for its intended purpose. The risks or limitations of operating UAS in urban environments may limit their value in such environments, which may limit demand for our drones and consequently materially harm our business and operating results.

Failure to obtain necessary regulatory approvals from the Federal Aviation Administration or other governmental agencies, or limitations put on the use of small UAS in response to public privacy or other concerns, may prevent us from expanding the sales of our drones in the United States.

The regulation of small UAS for commercial use in the United States is undergoing substantial change and the ultimate treatment is uncertain. In 2006, the Federal Aviation Administration (the "**FAA**") issued a clarification of its existing policies stating that, in order to engage in commercial use of small UAS in the U.S. National Airspace System, a public operator must obtain a Certificate of Authorization (a "**COA**") from the FAA, to fly in restricted airspace. The FAA's COA approval process requires that the public operator certify the airworthiness of the aircraft for its intended purpose, that a collision with another aircraft or other airspace user is extremely improbable, that the small unmanned aircraft system complies with appropriate cloud and terrain clearances and that the operator or spotter of the small unmanned aircraft system is generally within one half-mile laterally and 400 feet vertically of the small unmanned aircraft system while in operation. Furthermore, the FAA's clarification of existing policy stated that the rules for radio-controlled hobby aircraft do not apply to public or commercial use of small UAS.

On February 14, 2012, the FAA Modernization and Reform Act of 2012 was enacted, establishing various deadlines for the FAA to allow expanded use of small UAS for both public and commercial applications. On June 21, 2016, the FAA released its final rules regarding the routine use of certain small UAS (under 55 pounds) in the U.S. National Airspace System pursuant to the act. The rules, which became effective in August 2016, provide safety regulations for small UAS conducting non-recreational operations and contain various limitations and restrictions for such operations, including a requirement that operators keep UAS within visual-line-of-sight and prohibiting flights over unprotected people on the ground who are not directly participating in the operation of the UAS. We cannot assure you that these rules will not impede our ability to sell our drones.

Pursuant to Federal law, we will need FAA exemptions for certain commercial uses of our UAS. If we are unable to obtain such exemptions, we may be unable to sell our UAS for such purposes, which would have an adverse effect on our business, financial condition, and/or operating results.

In addition, there exists public concern regarding the privacy implications of U.S. commercial and law enforcement use of small UAS. This concern has included calls to develop explicit written policies and procedures establishing usage limitations. We cannot assure you that the response from regulatory agencies, customers and privacy advocates to these concerns will not delay or restrict the adoption of small UAS by non-military customers.

We face significant market competition.

We compete with larger, more established companies who currently have UAS on the market and/or various product development programs. Many of our competitors have more access to capital and marketing/sales channels and human resources than we do. They may succeed in developing and marketing competing products earlier than us, or products that are superior to ours. There can be no assurance that our competitors will not render our technology or product obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify.

Risks of borrowing.

In the future, we may have to seek other loans from financial institutions. Typical loan agreements might contain restrictive covenants which may impair our operating flexibility. A default under any loan agreement could result in a charging order that would have a material adverse effect on our business, results of operations or financial condition.

Our intellectual property could be unenforceable or ineffective.

One of our most valuable assets is our intellectual property. In addition to holding various trademarks, we have one patent application pending and one provisional patent application pending, and plan to explore other opportunities to patent parts of our core technology; however, such patents may never be issued or certain claims may be rejected or may need to be narrowed, which may limit the protection we are attempting to obtain. In addition, companies, organizations, or individuals, including competitors, may hold or obtain patents, trademarks, or other proprietary rights that would prevent, limit, or interfere with our ability to make, use, develop, sell, or market our drones which would make it more difficult for us to operate our business. These third parties may have applied for, been granted, or obtained patents that relate to intellectual property, which competes with our intellectual property or technology. This may require us to develop or obtain alternative technology, or obtain appropriate licenses under these patents, which may not be available on acceptable terms or at all. Such a circumstance may result in us having to significantly increase development efforts and resources to redesign our technology in order to safeguard our competitive edge against competitors. There is a risk that our means of protecting our intellectual property rights may not be adequate, and weaknesses or failures in this area could adversely affect our business or reputation, financial condition, and/or operating results.

From time to time, we may receive communications from holders of patents or trademarks regarding their proprietary rights. Companies holding patents or other intellectual property rights may bring suits alleging infringement of such rights or otherwise assert their rights and urge us to take licenses. In addition, if we are determined to have infringed upon a third party's intellectual property rights, we may be required to cease marketing and selling our drones, pay substantial damages, seek a license from the holder of the infringed intellectual property right, which license may not be available on reasonable terms or at all, and/or establish and maintain alternative branding for our business. We may also need to file lawsuits to protect our intellectual property rights from infringement from third parties, which could be expensive, time consuming, and distract management's attention from our core operations.

We depend on technology and advanced information systems, which may fail or be subject to disruption.

There are no assurances that our software and website will be uninterrupted or fully secure, or that users will be willing to access, adopt, and use our website and software. Further, our software systems may be the target of malicious attacks seeking to identify and exploit weaknesses in our software. Cyber-attacks may target vendors, customers or other third parties, or the communication infrastructure on which they depend. Despite good faith efforts by us to mitigate the risks associated with cyber-attacks through various security protocols, an attack or a breach of security could result in a loss and theft of private data, violation of applicable privacy and other laws, significant legal and financial exposure, damage to reputation, and a loss of confidence in security measures, any of which could have a materially adverse effect on our business.

The integrity, reliability, and operational performance of our information technology ("**IT**") infrastructure are critical to our operations. Our IT infrastructure may be damaged or interrupted by increases in usage, human error, unauthorized access, natural hazards or disasters, or similarly disruptive events. Furthermore, our systems may be unable to support a significant increase in traffic or increase in user numbers, whether as a result of organic or inorganic growth of the business. While we have taken several measures to safeguard against a failure of our IT infrastructure, or the telecommunications and/or other third-party infrastructure on which such infrastructure relies, could lead to significant costs and disruptions that could reduce revenue, damage our reputation, and have a materially adverse effect on our operations, financial performance, and prospects.

We intend to institute business continuity procedures and security measures to protect against network or IT failure or disruption. However, these procedures and measures may not be effective against all forms of disruptions and may not ensure that we are able to carry on our business. Should these measures and protections fail to operate as intended or at all, they may not prevent a material disruption to our operations, and the consequence of such would have a materially adverse effect on our financial performance and prospects.

We do not guarantee that the use of applications and systems designed for system security will effectively counter evolving security risks or address the security concerns of existing and potential users. Any failures in our security measures could have a materially adverse effect on our business, financial condition, and results of operations. In addition, our controls may not be effective in detecting or preventing any intrusion or other security breaches, or safeguarding against sabotage, hackers, viruses, and other forms of cybercrime. Any failure in these protections could harm our reputation and have a materially adverse effect on our operations, financial performance, and prospects.

We store investor, customer and vendor personal and other sensitive information/digital data. Any accidental or willful security breaches or other unauthorized access could cause the theft and criminal use of this data and/or theft and criminal use of our information. Security breaches or unauthorized access to confidential information could also expose us to liability related to the loss of the information, time-consuming and expensive litigation, and negative publicity. If security measures are breached because of third-party action, employee error, malfeasance or otherwise, or if design flaws in our software are exposed and exploited, and, as a result, a third party obtains unauthorized access to any of our investor, customer or vendor data, our relationships with our investors, customers, vendors, and/or other third parties will be severely damaged, and we could incur significant liability.

Since techniques used to obtain unauthorized access or to sabotage systems change frequently and generally are not recognized until they are launched against a target, we and any third-party hosting facility that we may use, may be unable to anticipate these techniques or to implement adequate preventative measures.

We may face technological and design challenges.

We may discover that the optimal retail price points for our drones are below where we can sustainably price our current low-cost architecture, which could necessitate the development of new product architecture that could take years to go from concept to product. It is possible that during our development of future products, one or more issues may arise that could cause us to abandon it. This could happen at any point in the development cycle and could result in a significant delay to achieving the lower-priced product line. If we need to develop a completely new product line, that could create significant delays and adversely impact the value of your investment. Further, we may encounter unforeseen technical challenges as we move from a prototype to a commercial product.

Manufacturing and selling our products internationally may cause problems and present risks.

Certain components of our drones are manufactured internationally. There are many risks associated with international business. These risks include, but are not limited to, language barriers, fluctuations in currency exchange rates, political and economic instability, regulatory compliance difficulties, problems enforcing agreements, and greater exposure of our intellectual property to markets where a high probability of unlawful misappropriation may occur. Failure to successfully mitigate any of these potential risks could damage our business. In addition, there is currently a risk that the coronavirus outbreak may disrupt parts supply. We intend to mitigate this risk through inventory and supply chain management practices. There are many potential contract manufacturers that can produce our products both in the US and abroad.

In addition, we are required to comply with all applicable domestic and foreign export control laws, including the International Traffic in Arms Regulations and the Export Administration Regulations. In addition, we may be subject to the Foreign Corrupt Practices Act and international counterparts that generally bar bribes or unreasonable gifts for foreign governments and officials. Violation of any of these laws or regulations could result in significant sanctions, which could reduce our future revenue and net income.

We are subject to changes in foreign currency exchange rates.

Some of our products or components of our products may be manufactured internationally and may be sold in other countries throughout the world. As a result, the price we pay for our products and what they may be sold for depend on the exchange rates between the U.S. dollar and other currencies. Over the past several years, these exchange rates have had material fluctuations and we expect they will continue to fluctuate. If the U.S. dollar becomes significantly weaker, our products will likely cost us more to manufacture and we may receive less than expected when they are sold, which could adversely impact the economics of our business and your investment.

Natural disasters and other events beyond our control could materially adversely affect us.

Natural disasters or other catastrophic events may cause damage or disruption to our operations, international commerce and the global economy, and thus could have a strong negative effect on us. Our business operations are subject to interruption by natural disasters, fire, power shortages, pandemics and other events beyond our control. Although we maintain crisis management and disaster response plans, such events could make it difficult or impossible for us to deliver our services to our customers and could decrease demand for our services. In December 2019, a novel strain of coronavirus, COVID-19, was reported in Wuhan, China. The World Health Organization has since declared the outbreak to constitute a pandemic. The extent of the impact of COVID-19 on our future operational and financial performance will depend on certain developments, including the duration and spread of the outbreak, impact on our customers and our sales cycles and industry events, and the effect on our vendors, all of which are uncertain and cannot be predicted.

We store personally identifiable information of consumers which is subject to vast regulation.

Some jurisdictions have enacted laws requiring companies to notify individuals of data security breaches involving certain types of personal data. Evolving regulations regarding personal data and personal information, in the European Union and elsewhere, including, but not limited to, the General Data Protection Regulation, which we refer to as GDPR, the California Consumer Privacy Act of 2018 and similar privacy laws in other states and jurisdictions, may limit or inhibit our ability to operate or expand our business, or market our products. Such laws and regulations require or may require us to implement privacy and security policies, permit consumers to access, correct or delete personal information stored or maintained by us, inform individuals of security incidents that affect their personal information, and, in some cases, obtain consent to use personal information for specified purposes. Such laws and regulations could restrict our ability and our customers' ability to collect and use personal information, which may reduce demand for our solutions.

Changing industry standards and industry self-regulation regarding the collection, use and disclosure of data may have similar effects. Existing and future privacy and data protection laws and increasing sensitivity of consumers to unauthorized disclosures and use of personal information may also negatively affect the public's perception of our kiosks and software. If our solutions are perceived to cause, or are otherwise unfavorably associated with, invasions of privacy, whether or not illegal, we or our customers may be subject to public criticism.

Any failure on our part to comply with applicable privacy and data protection laws, regulations, policies and standards or any inability to adequately address privacy concerns associated with our solutions, even if unfounded, could subject us to liability, damage our reputation, impair our sales and harm our business. Furthermore, the costs of compliance with, and other burdens imposed by, such laws, regulations, policies and standards may result in a decrease in our profitability and/or limit adoption of and demand for our products.

If critical components or raw materials used to manufacture our products become scarce or unavailable, then we may incur delays in manufacturing and delivery of our products, which could damage our business.

We obtain hardware components, various subsystems and systems from a limited group of suppliers. We do not have long-term agreements with any of these suppliers that obligate them to continue to sell components, subsystems, systems or products to us. Our reliance on these suppliers involves significant risks and uncertainties, including whether our suppliers will provide an adequate supply of required components, subsystems, or systems of sufficient quality, will increase prices for the components, subsystems or systems and will perform their obligations on a timely basis.

In addition, certain raw materials and components used in the manufacture of our products are periodically subject to supply shortages, and our business is subject to the risk of price increases and periodic delays in delivery. Particularly, the market for electronic components is experiencing increased demand, creating substantial uncertainty regarding our suppliers' continued production of key components for our products. If we are unable to obtain components from third party suppliers in the quantities and of the quality that we require, on a timely basis and at acceptable prices, then we may not be able to deliver our products on a timely or cost effective basis to our customers, which could cause customers to terminate their contracts with us, increase our costs and seriously harm our business, results of operations and financial condition. Moreover, if any of our suppliers become financially unstable, or otherwise unable or unwilling to provide us with raw materials or components, then we may have to find new suppliers. It may take several months to locate alternative suppliers, if required, or to redesign our products to accommodate components from different suppliers. We may experience significant delays in manufacturing and shipping our products to customers and incur additional development, manufacturing and other costs to establish alternative sources of supply if we lose any of these sources or are required to redesign our products. We cannot predict if we will be able to obtain replacement components within the time frames that we require at an affordable cost, if at all.

If our drones fail to perform as expected, we may have to recall our products and our ability to develop, market and sell our drones could be harmed.

Our drones may contain defects in design and manufacture that may cause them not to perform as expected or that may require repair. While we perform extensive internal testing, we will have a limited frame of reference by which to evaluate the performance of our drones. There can be no assurances that we will not be required to recall products in the future. There can be no assurance that we will be able to detect and fix any defects in the drones prior to their sale to consumers. In the future, we may at various times, voluntarily or involuntarily, initiate a recall if any of our drones or their components prove to be defective. In addition, our drones may not perform consistent with customers' expectations or consistent with other drones currently available. Any product defects or any other failure of our drones to perform as expected could harm our reputation and result in adverse publicity, lost revenue, delivery delays, product recalls, product liability claims, harm to our brand and reputation, and significant warranty and other expenses, and could have a material adverse impact on our business, financial condition, operating results and prospects.

We may become subject to product liability claims, which could harm our financial condition and liquidity if we are not able to successfully defend or insure against such claims.

The risk of product liability claims, product recalls, and associated adverse publicity is inherent in the manufacturing, marketing, and sale of drones. We may become subject to product liability claims, which could harm our business, prospects, operating results and financial condition. We face the risk of exposure to claims in the event our drones do not perform as expected or malfunction resulting in personal injury or death. A successful product liability claim against us could require us to pay a substantial monetary award. In addition, a product liability claim could generate substantial negative publicity about our drones and business and inhibit or prevent commercialization of other future products which would have material adverse effect on our brand, business, prospects and operating results. Any lawsuit or claim, regardless of its merit, may have a material adverse effect on our reputation, business and financial condition.

If we are unable to adequately control the costs associated with operating our business, including our costs of manufacturing, marketing and sales, our business, financial condition, operating results and prospects will suffer.

If we are unable to maintain a sufficiently low level of costs for designing, manufacturing, marketing, selling and distributing our drones relative to their selling prices, our operating results, gross margins, business and prospects could be materially and adversely impacted. We have made, and will be required to continue to make, significant investments in the design, manufacture, marketing and sale of our drones. There can be no assurances that our costs of producing and delivering our drones will be less than the revenue we generate from sales.

We will incur significant costs related to contracting for the manufacture of our drones, procuring the materials required to manufacture our drones, assembling drones and compensating our personnel and consultants. Many of the factors that impact our operating costs are beyond our control. For example, the costs of our raw materials and components could increase due to shortages if global demand for these materials and components increases. In addition, we may experience increases in the cost or a sustained interruption in the supply or shortage of materials. Any such cost increase or supply interruption could materially negatively impact our business, prospects, financial condition and operating results. If we are unable to keep our operating costs aligned with the level of revenues we generate, our operating results, business and prospects will be harmed.

Terms of subsequent financings may adversely impact your investment.

We are currently engaged in a Regulation A+ offering and may need to engage in common equity, debt or preferred stock financings in the future. Your rights and the value of your investment in the Class B Shares could be reduced. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designations, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of Class B Shares. In addition, if we need to raise more equity capital from the sale of equity securities, institutional or other investors may negotiate terms at least as, and possibly more, favorable than the terms of your investment, including, a lower price per share.

Because no public trading market for our Class B Shares currently exists, it will be difficult for you to sell your Class B Shares and, if you are able to sell your Class B Shares, you may have to sell them at a substantial discount to the price you paid for the Class B Shares.

There is no public market for our Class B Shares. Until our Class B Shares are listed on an exchange, if ever, you may not sell your Class B Shares unless the buyer meets the applicable suitability and minimum purchase standards. Therefore, it will be difficult for you to sell your Class B Shares promptly or at all. If you are able to sell your Class B Shares, you may have to sell them at a substantial discount to the price you paid for the Class B Shares.

Investors in our Class B Shares have no voting rights.

Subject to applicable law and, except as mentioned in our organizational documents, the holders of Class B Shares have no voting rights, management or control rights or influence or vote on any corporate matters, and the voting stockholders and directors may take actions of which a majority of the holders of Class B Shares disapprove. In addition, the holders of Class B Shares shall not have any right to voluntarily convert the Class B Shares into Class A Shares, and such conversion is solely in the discretion of the Board. In assessing the risks and rewards of an investment in the Class B Shares, investors must be aware that they are relying solely on the good faith, judgment, and ability of our directors, officers, employees and holders of our voting shares, to make appropriate decisions in respect to our management, including, but not limited to, the Board's discretion to convert the Class B Shares into Class A Shares. Therefore, the holders of Class B Shares will be subject to the decisions of our directors, officers, employees and holders of our voting shares.

Our officers and directors have voting control.

Our directors and officers, together control a majority of our outstanding Class A shares, which are our only voting shares.   Therefore, our officers and directors are able to control our management and affairs and most matters requiring stockholder approval, including, but not limited to, the election of directors and approval of significant corporate transactions. This concentration of ownership and voting power could have an anti-takeover effect as a potential acquirer may wish to call a special meeting of stockholders for the purpose of considering the removal of directors or an acquisition offer, in which case the investors would not have the right to vote in favor of the same.

We are not likely to pay cash dividends in the foreseeable future.

We currently intend to retain any future earnings for use in the operation and expansion of our business. Accordingly, we do not expect to pay any cash dividends in the foreseeable future but will review this policy as circumstances dictate.

Our Class A Shares and Class B Shares may be subject to registration under the Exchange Act.

Companies with total assets above $10 million and more than 2,000 holders of record of its equity securities, or 500 holders of record of its equity securities who are not accredited investors, at the end of their fiscal year, must register that class of equity securities with the SEC under the Exchange Act. We currently have over 2,000 holders of our Class A Shares. If and when we are deemed to have assets above $10 million, we could be required to register our Class A Shares and our Class B Shares with the SEC under the Exchange Act, which would be a laborious and expensive process. In addition, if such registration takes place, we will have materially higher compliance and reporting costs going forward.

REGULATORY INFORMATION

The company has not previously failed to comply with the requirements of Regulation Crowdfunding.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATION

The following discussion of our financial condition and results of operations for the twelve-month period ended December 31, 2021 (the "**2021 Annual Period**"), and the twelve-month period ended December 31, 2020 (the "**2020 Annual Period**") should be read in conjunction with our audited consolidated financial statements and the related notes included in this report.

Overview

We were formed as a Delaware corporation on September 10, 2018. Our headquarters are located in La Selva Beach, California. We manufacture and market drones for commercial use.

Results of Operation

Revenue

For the 2021 Annual Period, our revenue was $233,349, compared to $256,105, for the 2020 Annual Period. Our revenue during both the 2020 Annual Period and the 2021 Annual Period is attributable solely to government grants.

Operating Expenses

Throughout the 2021 Annual Period, we spent most of our efforts advancing and developing our technologies. Our operating expenses consist of general and administrative, sales and marketing and research and development. For the 2021 Annual Period, our operating expenses were $3,198,750, including, $886,210 for general and administrative, $22,932 for sales and marketing, and $2,289,608 for research and development. For the 2020 Annual Period, our operating expenses were $1,488,706, including, $656,711 for general and administrative, $41,749 for sales and marketing, and $750,246 for research and development. Our operating expenses were significantly higher during the 2021 Annual Period, primarily because of our increased research and development efforts.

Operating Loss

Our operating loss for the 2021 Annual Period, was $2,965,401, compared to $1,192,601, for the 2020 Annual Period. The increase in operating loss is directly attributable to the increased research and development efforts noted above.

Other *(Income)* Expenses

Our other income and expense for the 2021 Annual Period was $0, compared to $37,616 of other expense for the 2020 Annual Period.

Net Loss

Our net loss for the 2021 Annual Period, was $2,965,401, compared to $1,230,217 for the 2020 Annual Period.   The increase in net loss is directly attributable to the increased research and development efforts noted above.

Liquidity and Capital Resources

As of December 31, 2021, we had $2,262,190 in cash, compared to $817,928 as of December 31, 2020. As of March 31, 2022, and excluding any future proceeds we receive from our Regulation A+ Offering, we estimate that we have sufficient operating capital for approximately 7 months.

We will incur significant additional costs in developing products, and in production, marketing, sales and customer service, and intend to continue to fund our operations through funds received from our recent Regulation Crowdfunding campaign, funds received through this offering, and additional debt and/or equity financing as determined to be necessary. If we are unable to obtain sufficient amounts of additional capital, we may be required to reduce the scope of our planned development, which could harm our business, financial condition and operating
results. Accordingly, our independent auditors report includes a paragraph regarding substantial doubt about our ability to continue as a going concern.

Debt

As of December 31, 2019, we had $248,000 in outstanding Simple Agreements for Future Equity (SAFEs), which were classified as long-term liabilities on our balance sheet. In June 2020, SAFE holders holding an aggregate of $240,000 in SAFEs, converted their SAFEs into 201,688 Class A Shares.   As of December 31, 2021, we had no debt other than the remaining SAFE obligation.

Plan of Operations

The table below outlines our significant goals for the next 12 months, which we anticipate will require approximately $5,500,000 in addition to our current cash on hand, to complete.

Estimated Completion Date	Milestone	Estimated Cost
·Q2 2022	First Build and Integration of Firefly Product Sample 1	$500,000
·Q2 2022	Design of Firefly Product Sample 2	$700,000
·Q2 2022	Integration and Test Critical Systems for Product Flight	$200,000
·Q3 2022	First Build and Integration of Firefly Product Sample 2	$800,000
·Q3 2022	First Flight with Custom Heavy Payload IGNIS	$150,000

·Q3 2022	Integration and Test of Updated Firefly Hardware	$400,000
·Q4 2022	First Mission with Custom Heavy Payload IGNIS in Partnership with USDA Forest Service	$200,000
·Q4 2022	Build and Release Firefly Product Design	$750,000
·Q4 2022	500 Runtime Hours on Frozen Redux Model	$300,000
·Q1 2023	Extensive Test and Customer Integration Discussions for Firefly Product Release.	$900,000
·Q1 2023	100 Flight Hours on Frozen Firefly Design	$600,000
		$5,500,000

Completion of the milestones outlined above is dependent on our ability to raise funding needed to complete the milestones. If we do not raise a sufficient amount of funds, we may not incur all the costs or complete all the milestones outlined above.

DIRECTORS, EXECUTIVE OFFICERS AND SIGNIFICANT EMPLOYEES

The following table sets forth information about our executive officers and directors.

Name	Position	Age	Term of Office	Approximate Hours per week for part-time employees
Joshua Resnick	Chief Executive Officer, President and Director	42	September 2018 – Present	Full Time
David Adams	Treasurer and Director	39	September 2018 – Present	Full Time
Robert Hulter	Secretary and Director	38	September 2018 – Present	Full Time

There are no arrangements or understandings between our executive officers and directors and any other persons pursuant to which the executive officer or director was selected to act as such.

Joshua Resnick, has served as our chief executive officer, president and a director since our inception in September 2018, and oversees our operations. Between June 2015 and January 2019, he served as Lead Electrical Engineer for the Semi Truck Program at Tesla Motors, where he led the system architecture and low-voltage engineering efforts. Mr. Resnick received a BS in Electrical Engineering from Worcester Polytechnic Institute.

David Adams, has served as our treasurer, a director, and our lead hardware engineer since our inception in September 2018, and oversees hardware development. Between November 2017 and August 2019, he served as a Senior Systems Engineer at Verb Surgical, Inc., where he coordinated between multiple technical teams including robot software developers, hardware designers, and firmware engineers. Between May 2012 and November 2017, Mr. Adams served as a product engineer for LAM Research. Mr. Adams began his career as an engineer qualified Naval officer, aboard nuclear submarines. He also supported Naval research into drone swarms. After leaving the Navy, Mr. Adams focused his career on robotic systems integration and design. Mr. Adams received an MS in Electrical Engineering from San Jose State University and a BS in Electrical Engineering from California Polytechnic State University, San Luis Obispo.

Robert Hulter, has served as our secretary, a director and lead software engineer since our inception in September 2018, where he oversees the development of our software. Between January 2010 and September 2020, he served as an Electric Engineer for OLT Solar, where he was responsible for designing solar robotics cells. Mr. Hulter received a BSEE in Electrical Engineering from California Polytechnic State University, San Luis Obispo.

Compensation

The table below reflects the annual compensation of each of the three highest paid persons who were executive officers or directors, during the fiscal year ended December 31, 2021:

Name(1)	Capacities in which compensation received	Cash Compensation	Other Compensation	Total Compensation
Joshua Resnick	Chief Executive Officer, President and Director	$ 128,000	$0	$ 128,000
David Adams	Treasurer and Director	$ 132,000	$0	$ 132,000
Robert Hulter	Secretary and Director	$ 132,000	$0	$ 132,000

    (1) The business address of each director and executive officer is 450 McQuaide, La Selva Beach, California 95076.

We do not have employment agreements with any of our executive officers or directors.

PRINCIPAL SECURITY HOLDERS

Set forth below is information regarding the beneficial ownership of our outstanding Class A Shares, our only voting securities, as of March 31, 2022, by (i) each person whom we know owned, beneficially, more than 10% of our outstanding Class A Shares, and (ii) all of the current officers and directors as a group. We believe that, except as noted below, each named beneficial owner has sole voting and investment power with respect to the shares listed. Unless otherwise indicated herein, beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission, and includes voting or investment power with respect to shares beneficially owned.

Title of class	Name and address of beneficial owner (1)	Amount and nature of Beneficial ownership	Amount and nature of beneficial ownership acquirable	Percent of class
Class A Common Stock	Joshua Resnick	2,000,000	-	32.39%
Class A Common Stock	David Adams	1,500,000	-	24.43%
Class A Common Stock	Robert Hulter	1,500,000	-	24.43%
Class A Common Stock	All directors and officers as a group (3 persons)	5,000,000	-	80.98%

(1) The business address of each of the above-named individuals, is 450 McQuaide, La Selva Beach, California 95076.

RELATED PARTY TRANSACTIONS

David Adams, our treasurer and a director, and his relative Terry Adams, purchased SAFEs in the total amount of $57,000, which they have converted into Class A Common Stock in May 2021.

OUR SECURITIES

Our authorized capital stock consists of 11,000,000 shares of common stock, having a par value of $0.00001 per share, of which 8,000,000 shares are designated as "Class A Common Stock" (the "**Class A Shares**") and 3,000,000 shares are designated as "Class B Common Stock" (the "**Class B Shares,**" and sometimes together with the Class A Shares, the "**Common Stock**"). On June 2, 2020 we filed an Amended and Restated Certificate of Incorporation, which among other things, eliminated the voting rights for Class B Common Stock and increased the authorized number of shares of Class B Common Stock from 2,000,000 shares to 3,000,000 shares. As of December 31, 2021, we had 6,285,861 Class A Shares outstanding and 376,598 Class B Shares outstanding. We also have outstanding, an aggregate of 406,597 Class A Shares, of which 175,357 have an exercise price of $1.40 per share, and 131,240 have an exercise price of $4.67 per share. We also have outstanding 25,000 Restricted Class A Stock Units.

The rights of holders of our Common Stock are governed by our Certificate of Incorporation. Our Certificate of Incorporation may be amended by our Board and by the vote of the holders of a majority of the outstanding Class A Shares, to increase the number of authorized shares of Common Stock, or the authorized number of shares of any class of Common Stock and there is no limit on the number of shares of Common Stock, or any class of Common Stock, that may be authorized and issued. The Board of chief executive officers, with the approval of the holders of the Class A Shares, may also amend the Certificate of Incorporation to create one or more series of preferred stock that have rights, preferences and privileges senior to the rights, preferences and privileges of the Common Stock.

The holders of Common Stock, regardless of class, will be entitled to receive pro rata dividends, if any, declared by our Board of Directors out of legally available funds, based on the number of shares of Common Stock that they hold, bears to the total number of outstanding shares of Common Stock, however, subject to any preferential right of the holders of any preferred stock that may be authorized and issued in the future.

The holders of Class A Shares are entitled to one vote per share. The holders of Class B Shares have no voting rights, except as provided under Delaware law, which include the right to vote on an amendment to our Certificate of Incorporation if the amendment would increase or decrease the par value of the Class B Shares, or alter or change the powers, preferences, or special rights of the Class B Shares, so as to affect them adversely.

The holders of Common Stock have no preemptive, subscription or redemption rights.

Conversion of Class B Shares

All Class B Shares shall automatically convert into Class A Shares on a one-for-one basis, upon the approval of the Board of Directors, and may not be converted at the option of the holder of the Class B Shares. The Board of Directors is likely to approve a conversion at such time as it deems it appropriate for us to have one class of shares, including, but not limited to, the development of a trading market for our stock.

Exclusive Venue

Pursuant to our Certificate of Incorporation, the Court of Chancery of the State of Delaware, to the fullest extent permitted by law, and except for claims arising under the federal securities laws, shall be the sole and exclusive forum for (1) any derivative action or proceeding brought on behalf of the corporation, (2) any action asserting a claim of breach of a fiduciary duty owed by, or other wrongdoing by, any director, officer, employee or agent of the corporation to the corporation or the corporation's stockholders, (3) any action asserting a claim arising pursuant to any provision of the General Corporation Law or the corporation's Certificate of Incorporation or Bylaws, (4) any action to interpret, apply, enforce or determine the validity of the corporation's Certificate of Incorporation or Bylaws or (5) any action asserting a claim governed by the internal affairs doctrine, in each such case subject to said Court of Chancery having personal jurisdiction over the indispensable parties named as defendants therein. Our subscription agreement includes a forum selection provision that requires any claim against us based on the subscription agreement not arising under the federal securities laws to be brought in a court of competent jurisdiction in the State of Delaware.

These provisions may limit an investor's ability to bring a claim against us and our directors, officers, or other employees, in a judicial forum that it finds favorable for disputes, and therefore, may discourage lawsuits with respect to such claims.

What it means to be a minority holder

As a minority holder you will have limited ability, if at all, to influence our policies or any other corporate matter, including the election of directors, changes to our company's governance documents, additional issuances of securities, company repurchases of securities, a sale of the company or of assets of the company or transactions with related parties.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will decrease, even though the value of the company may increase. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible notes, preferred shares or warrants) into stock.

If we decide to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if we offer dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

The type of dilution that hurts early-stage investors most occurs when the company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings.

If you are making an investment expecting to own a certain percentage of the company or expecting each share to hold a certain amount of value, it's important to realize how the value of those shares can decrease by actions taken by the company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

The common stock sold in the Regulation CF offering, may not be transferred by any purchaser, for a period of one-year beginning when the securities were issued, unless such securities are transferred:

(1) to the Company;
(2) to an accredited investor;
(3) as part of an offering registered with the SEC; or
(4) to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Valuation

We are selling shares in current Regulation CF campaign at a pre-money valuation of $175,000,000.00. In determining the valuation, we examined the valuations and valuation caps of recent hardware companies raising funds under Regulation CF.

SIGNATURES

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100-503), the issuer certifies that it has reasonable grounds tobelieve that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned, on April 27, 2022.

PARALLEL FLIGHT TECHNOLOGIES, INC.

By: *Joshua Resnick*
Joshua Resnick, Chief Executive Officer

Exhibit A

FINANCIAL STATEMENTS